

May 1, 2014

Via E-mail
Peter J. Ekberg, Esq.
Barnes & Thornburg LLP
225 South Sixth Street
Suite 2800
Minneapolis, MN 55402

> **Re:** **Scio Diamond Technologies Corporation**
> **Preliminary Consent Statement on Schedule 14A**
> **Filed April 14, 2014 by Thomas P. Hartness, et al.**
> **File No. 0-54529**
>
> **Soliciting materials filed pursuant to Exchange Act Rule 14a-12**
> **Filed April 18 and 24, 2014 by Thomas P. Hartness, et al.**
> **File No. 0-54529**
>
> **Schedule 13D Amendment Nos. 1 and 2**
> **Filed March 24 and April 14, 2014**
> **Filed by Thomas P. Hartness Revocable Trust, et al.**
> **File No. 5-87042**

Dear Mr. Ekberg:

We have reviewed the above filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand the disclosure.

Please respond to this letter by amending the filings or by providing the requested information. If you do not believe our comments apply to the participants' facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to the filings and the information you provide in response to these comments, we may have additional comments. All defined terms used in this letter have the same meaning as in the consent statement listed above unless otherwise indicated.

Preliminary Consent Solicitation Statement

General

1.   We refer you to the Form 8-K filed by the Company on April 14, 2014. Please revise the disclosure to address the Board's recent adoption of the Amended and Restated Bylaws which, among other changes, removed the ability of stockholders to act by written consent and prohibits shareholders from taking action without a meeting, unless approved in advance by the Board of Directors.

2.   Disclose the effect of the Amended and Restated Bylaws on the consent solicitation.

3.   We note that the participants have stated in soliciting materials filed on April 24, 2014 that "[t]he bylaws Scio attempted to adopt are illegal" and that "Scio continues to violate the law." Please revise the consent solicitation statement to provide support for these statements. In light of these statements, also disclose whether the participants intend to challenge the Amended and Restated Bylaws in a court of law.

4.   We refer you to the Form 8-K filed by the Company on April 16, 2014. Please revise the disclosure to address the Board's recent approval of a shareholder rights plan and the plan's effect on the consent solicitation.

Letter to Stockholders

5.   Supplement the first paragraph or footnote 1 to clarify the percentage of shares held by Save Scio members on an undiluted basis.

Who is making this solicitation? Page 4

6.   Revise the second sentence of this section. There is no section in the Consent Statement entitled "Persons Who May Be Participants in the Solicitation of Written Consents."

Why are we soliciting your consent? Page 4

7.   Provide support for the statement that the Company has "consistently underperformed as a result of factors including, but not limited to, poor oversight by the current Board."

When is the deadline for submitting consents? Page 5

8.   Disclosure here states that "we will submit all consents we have received to the Company prior to or immediately upon receiving consents representing more than 50% of the issued and outstanding Common Stock consenting in the affirmative on *either* of the proposals described in this Consent Statement." (Emphasis added). The Consent Statement has three proposals. Please reconcile.

<u>Who is paying for the solicitation on behalf of Save Scio? Page 6</u>

9.   Revise to correct the referenced date of the Voting Agreement to April 14, 2014. Please make a corresponding correction to the disclosure on page 15, which references a date of April 9.

<u>Proposal No. 1: Repeal of Any Amendments to the Bylaws Adopted…, page 8</u>

10.   The description of the proposal, to repeal any amendments to the Bylaws "adopted by the Board without approval of Stockholders after May 13, 2010 *and that is inconsistent with or disadvantageous to the election of the Nominees or other proposals presented in this Consent Statement*" (emphasis added), differs from the actual language of Proposal No.1, which simply refers to repealing any amendments adopted by the Board without approval of Stockholders after May 13, 2010. Please reconcile. If the description of the proposal is the actual intent of the proposal, please revise Proposal No.1 accordingly and supplement this section to specifically identify the specific bylaws meeting this description. If the filing persons intend to modify the description of the proposal to match the actual proposal, please disclose, if true, that the proposal could have the effect of repealing a bylaw amendment that is not inconsistent with or disadvantageous to the election of the Nominees or other proposals presented in this Consent Statement.

<u>Proposal No. 2: Adoption of Amended and Restated Bylaws, page 10</u>

11.   Disclosure in this section states that "Save Scio believes that it is in the best interests of the Company and its Stockholders that the Amended and Restated Bylaws be adopted to permit the Nominees to exercise their rights as directors if and when elected. Regardless of whether the Nominees are elected to the Board, Save Scio believes that the Amended and Restated Bylaws improve the corporate governance of the Company by providing bylaws more appropriate for a publicly reporting company." Please either confirm that the examples summarized on page 10 represent all the amendments to the bylaws that meet these criteria or supplement the disclosure to assure that any and all relevant amendments are discussed.

<u>Proposal No. 3: Election of Directors, page 10</u>

12.   Refer to Article III Section 3 of the Consent Statement's Amended and Restated Bylaws which allows any vacancy occurring in the board to be filled by appointment by a majority vote of the directors then in office, though less than a quorum. Supplement the disclosure to explain how adoption of all three proposals would prevent the current Board from ignoring the stockholder consent of Proposal No. 3, if successful, and simply filling the vacancies itself. Doing so would appear to be consistent with the proposed Amended and Restated Bylaws.

13.   Please revise the disclosure to describe more specifically the principal occupations and employment during the past five years of Messrs. Wolkowitz, Mack and Kobrovsky. Please refer to Item 7(b) of Schedule 14A and Item 401(e)(1) of Regulation S-K. To the extent these individuals were not employed during the past five years, please state so explicitly.

14.   Please briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that the nominees should serve as directors, in light of the Company's business and structure. Please refer to Item 7(b) of Schedule 14A and Item 401(e)(1) of Regulation S-K.

15.   Disclosure on page 14 indicates that each of the Nominees has consented to being named as a Nominee in the Consent Statement and, if elected, to serving as a director of the Company. Given Mr. McMahon's statements in the press release attached to Company's soliciting materials filed on April 22, 2014, please update this disclosure to reflect any change in Mr. McMahon's consent.

16.   Please also supplement the disclosure in an appropriate section of the Consent Statement to reflect Mr. McMahon's statements made in the press release attached to Company's soliciting materials filed on April 22, 2014. In particular, we note that Mr. McMahon has publicly stated that:

- he does not "have any plans on working with" Save Scio;
- he does "not otherwise support [Save Scio's] proposals in any manner;"
- "the proposals and maneuvers" [like that of Save Scio] "are detrimental to all of [the Company's] shareholders;"
- "the management team of Scio has and will continue to support and execute the actions of the Board;" and
- "in [his] judgment, during [his] tenure as CEO, the Board's actions have intended to enhance and protect shareholder value."

17.   Disclosure on page 15 indicates that if elected, the Nominees would be a majority of the directors. Please disclose whether this would constitute a change of control under any of the Company's compensation plans or material agreements, including employment and severance agreements with executive officers, and the effects if any, resulting from such change of control. For example, disclose whether any change of control payments would be due or any Company obligations (through debt or otherwise) would become due or accelerated, including the acceleration of vesting under any of the Company's outstanding equity awards.

Arrangements between Save Scio and the Nominees, page 15

18.   Please advise how clause (iii) is consistent with Save Scio's proposal to amend and restate the bylaws or clarify the intent of this provision.

Compensation of the Company's Directors, page 16

19.   Please provide the disclosure required by Item 8 of Schedule 14A with respect to Michael McMahon and to the extent applicable, Bernard McPheely. We note that Mr. McPheely resigned from the board on May 13, 2013 and therefore served on the board for a portion of the Company's fiscal year ending March 31, 2014. To the extent Mr. McPheely received any director compensation during that interim period, it would appear such compensation would be reportable under Item 402(r) of Regulation S-K.

20.   We note the disclosure on page 16 that "if any of the Nominees are not available for election, the persons named on the [BLUE] consent card may designate such other nominee or nominees to be elected to the Board." Please confirm that should the participants lawfully identify or nominate substitute nominees before delivering the requisite consents to the Company, the participants shall file an amended consent solicitation statement that (1) identifies the substitute nominees, (2) discloses whether such nominees have consented to being named in the revised consent solicitation statement and to serve if elected and (3) includes the disclosure required by Items 5(b) and 7 of Schedule 14A with respect to such nominees.

21.   Disclosure on page 16 states that "[i]t is possible that some, but not all, of the vacancies on the Board created pursuant to Proposal No. 2, if effected, will not be filled." The same paragraph also includes this statement, "[t]o the extent that a Nominee is elected by you but such Nominee cannot serve because there is no vacancy..." Please describe the scenarios under which these particular situations would arise.

Security Ownership of Certain Beneficial Owners and Management of the Company, page 18

22.   We note the first paragraph of this section. Notwithstanding that Save Scio was not able to review the Company's annual report for the fiscal year ended March 31, 2014 or its proxy statement on Schedule 14A for the 2014 annual meeting, please revise the table to provide the disclosure required by Item 402 of Regulation S-K. Refer to Item 6 of Schedule 14A. Note that Item 402(b) requires disclosure regarding security ownership of management as of the most recent practicable date. At a minimum, such information would appear to be available in the Company's annual report for the fiscal year ended March 31, 2013. In addition, we refer you to the soliciting material filed by the Company pursuant to Exchange Act Rule 14a-12 on April 22 and in particular, the disclosure under the heading "Participants in the Solicitation." Such disclosure indicates that to the extent holdings of the Company's securities by the Company's directors and executive officers have changed since the amounts printed in the Company's 2013 annual report, such changes have been reflected on Forms 3 and 4 filed with the Commission. Furthermore, we note that one of Save Scio's nominees is the Company's chief executive officer.

Based on above, it appears that Save Scio can provide all of the information required by Item 6 of Schedule 14A. Please revise this section accordingly.

23.   Revise the column in the table entitled "Number of Shares Beneficially Owned" for Save Scio to reflect the group's beneficial ownership reported on the Schedule 13D filed on April 14, 2014. It appears that the table on page 18 does not reflect 2.5 million shares issuable to a Thomas P. Hartness affiliate upon the exercise of warrants. Refer to the last sentence of Item 403(a) of Regulation S-K.

Procedural Instructions, page 21 and Consent, page C-2

24.   Revise Proposal 1 and Proposal 2 on the Consent to provide stockholders with the choice to withhold consent. Refer to Exchange Act Rule 14a-4(b)(1). Conform the disclosure on page 21 under the headings "The Bylaw Repeal Proposal" and "The Bylaw Adoption Proposal" to be consistent with these changes.

Consent Procedures, page 22

25.   Please update this disclosure to reflect the Board's adoption of the Amended and Restated Bylaws.

Incorporate by Reference, page 22

26.   In addition to the statements made in this section, we refer you to the last paragraph on page 20 and the statement on page 16 that "disclosure of Mr. McMahon's compensation pursuant to Item 402 of Regulation S-K will be disclosed in the Company's annual report to Stockholders or proxy statement for the 2014 Annual Meeting, if and when it becomes available." We presume that the participants intend to rely upon Rule 14a-5(c) to fulfill certain disclosure obligations. We remind you that reliance upon Rule 14a-5(c) is limited to information contained in any other proxy soliciting material which has been furnished to each person solicited in *connection with the same meeting or subject matter*. While it appears that the participants could utilize Rule 14a-5(c) were the Company to file a consent revocation statement containing information required to be included in the Consent Statement, we do not believe the participants could do so if the Company were to file its annual meeting proxy statement.

27.   In addition, we also believe that reliance upon Rule 14a-5(c) before the Company distributes the information to security holders would be inappropriate. If the participants plan to disseminate their Consent Statement prior to the distribution of the Company's consent revocation statement, the participants must undertake to provide any omitted information to security holders in the form of a consent statement supplement. Please advise us as to the participants' intent in this regard.

Interests of Participants in the Solicitation of Written Consents, page A-5

28.   Disclosure here indicates that the members of Save Scio beneficially own in the aggregate 9.7% of the shares of Common Stock outstanding. Please reconcile the paragraph preceding the table and the table itself with the Schedule 13D filed on March 24, 2014 and the first paragraph of the letter to stockholders located at the beginning of the Schedule 14A indicating that the members of Save Scio own more than 14% of the shares of Common Stock outstanding. Based on the Schedule 13D, a Thomas Hartness affiliate beneficially owns 5 million shares, of which 2.5 million shares are issuable upon exercise of warrants. Consider revising the table and footnote 3 to the table accordingly.

Annex B

29.   With a view towards disclosure, please provide on a supplemental basis a document marked to show changes between the Amended and Restated Bylaws included in this Consent Statement and the current Amended and Restated Bylaws.

Soliciting Materials Filed on April 18 and April 24, 2014

30.   We note that the filing persons have made statements in their soliciting materials that appear to directly or indirectly impugn the character, integrity or personal reputation of the Company's management and board of directors, all without adequate factual foundation. The following are examples of such statements:
- "Save Scio is disappointed that Scio Diamond Technology Corporation's (OTCBB: SCIO) Board of Directors is trying to rob stockholders of their ability to elect the management of their corporation by written consent;"
- "We want to reverse the continuing actions of the current Board that have deprived the Company of any chance of success;"
- "Scio has been run as a personal piggy bank by "Founders" Ed Adams and Robert Linares;"
- "The real trick in covering his tracks was trying to keep the Apollo stockholders from suing by selling them cheap shares, and in the process wildly diluting existing Scio stockholders;" and
- "Wiping out millions in investors' money while enriching yourself does not 'enhance and protect stockholder value.'"

Please do not use these or similar statements in the soliciting materials without providing a proper factual foundation for the statements. In addition, as to matters for which the filing persons do have a proper factual foundation, please avoid making statements about those matters that go beyond the scope of what is reasonably supported by the factual foundation. Please note that characterizing a statement as one's opinion or belief does not eliminate the need to provide a proper factual foundation for the statement; there must be a reasonable basis for each opinion or belief that the filing persons express. Please refer to Note (b) to Rule 14a-9.   To the extent the filing persons are unable to provide adequate support, please file appropriate corrective disclosure and refrain from including such statements in future soliciting materials.

31.   Please characterize each statement or assertion of opinion or belief as such, and ensure that a reasonable factual basis for each opinion or belief exists. Support for opinions or beliefs should be self-evident, disclosed in the materials or provided to the staff on a supplemental basis with a view toward disclosure. In addition, as to matters for which the filing persons do not have a proper factual foundation, please avoid making statements about those matters that go beyond the scope of what is reasonably supported by the factual foundation. To the extent the filing persons are unable to provide adequate support, please file appropriate corrective disclosure and refrain from including such statements in future soliciting materials. The following statements are representative of those which at a minimum, must be supported on a supplemental basis, or require both supplemental support and recharacterization as statements of belief or opinion.

- "Rather than…have a meeting of stockholders—something they are *legally required to do*—" (emphasis added)
- "Adams has funneled tens of thousands of dollars to his law firm while continuing to pay significant fees and even bonuses to directors"
- "Adams managed to secure Apollo Diamond's equipment 'valued from a replacement perspective at $15-23 million' for only $2 million—all to the detriment of then-Apollo Diamond stockholders."

Schedule 13D

32.   Section 3 of the Voting Agreement, attached as Exhibit 99.3 to Amendment No. 2 to Schedule 3D filed on April 14, 2014 indicates that each Group Member, as defined in the Voting Agreement, appointed Mr. McPheely its proxy and attorney-in-fact, to vote or act by written consent during the term of the Voting Agreement. Section 3 also indicates that such proxy and power of attorney shall be irrevocable during the term of the Voting Agreement. Based on these provisions, it appears that Mr. McPheely has, at least during the term of the Voting Agreement, sole voting power with respect to shares beneficially owned by the other Reporting Persons. Please revise the cover pages to reflect Mr. McPheely's and each other Reporting Person's sole voting power accordingly. Refer to the Schedule 13D's Instructions for the Cover Page and Item 5. Please also revise Item 4 to include a description of the irrevocable proxy referenced in section 3 of the Voting Agreement. We remind the Reporting Persons of their obligation to promptly file material changes pursuant to Exchange Act Rule 13d-2(a).

                        *   *   *

          We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the filing persons are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from each filing person acknowledging that:

- the filing person is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (202) 551-3444 with any questions.

Sincerely,

/s/ Perry J. Hindin

Perry J. Hindin
Special Counsel
Office of Mergers and Acquisitions